

17006218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-66973

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____

MM/DD/YY                                                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    Straus Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

50 Princeton-Hightstown Road

(No. and Street)

| Princeton Junction | New Jersey | 08550 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Straus                                                            609-799-0390

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

| P.O. Box 7648 | Princeton | New Jersey | 08543-7648 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



# OATH OR AFFIRMATION

I, James Straus _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Straus Capital, LLC _____, as

of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_James R. Straus_
Signature

_President and CEO_
Title

20 Feb 2017

_Paula_
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Mercadien, P.C.*
*Certified Public Accountants*

February 20, 2017

• American Institute of
 Certified Public Accountants

• New Jersey Society of
 Certified Public Accountants

• New York Society of
 Certified Public Accountants

• Pennsylvania Institute of
 Certified Public Accountants

• Registered with the PCAOB

# STRAUS CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2016

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 387,909 |
| Accounts receivable | 270,072 |
| FINRA Daily account | 1,726 |
| Prepaid expense and other | 2,702 |
| **TOTAL ASSETS** | **$ 662,409** |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---:|
| LIABILITIES | |
| Accrued expenses | $ 44,303 |
| MEMBERS' EQUITY | 618,106 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | **$ 662,409** |

**STRAUS CAPITAL, LLC**

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---:|
| REVENUE | |
| Commissions | $1,058,588 |
| TOTAL REVENUE | 1,058,588 |
| | |
| OPERATING EXPENSES | |
| Commissions | 192,871 |
| Professional fees | 24,523 |
| Licensing and regulatory expenses | 4,923 |
| Office supplies and expenses | 1,872 |
| Communication and computer services | 14,573 |
| Rent | 6,175 |
| Insurance | 576 |
| Travel and entertainment | 4,206 |
| Miscellaneous | 2,482 |
| TOTAL OPERATING EXPENSES | 252,201 |
| NET INCOME | $ 806,387 |

# STRAUS CAPITAL, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---:|
| Members' equity - January 1, 2016 | $ 747,267 |
| Capital Withdrawals | (935,548) |
| Net Income | 806,387 |
| Members' equity - December 31, 2016 | $ 618,106 |

# STRAUS CAPITAL, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---:|---:|
| Net income | | $ 806,387 |
| Adjustments to reconcile net income to net cash from operating activities: | | |
| Changes in operating assets: | | |
| Accounts receivable | $ (6,423) | |
| Prepaid expenses | (5) | |
| FINRA daily account | 110 | |
| Changes in operating liabilities: | | |
| Accrued expenses | 6,317 | |
| TOTAL ADJUSTMENTS | | (1) |
| NET CASH FROM OPERATING ACTIVITIES | | 806,386 |

CASH FLOWS FROM FINANCING ACTIVITIES

| | | |
|---|---:|---:|
| Capital withdrawals | (935,548) | |
| NET CASH FROM FINANCING ACTIVITIES | | (935,548) |
| NET CHANGE IN CASH | | (129,162) |
| CASH AT BEGINNING OF YEAR | | 517,071 |
| CASH AT END OF YEAR | | $ 387,909 |

## A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Organization

Straus Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005, and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

### Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

### 15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a special account for the exclusive benefit of customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

### Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of ninety days or less to be cash equivalents.

### Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

### Revenue Recognition

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds.

STRAUS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

---

## A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2016, and has determined that there is no liability for uncertain tax positions at December 31, 2016.

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial position as of December 31, 2016 or in the accompanying statement of operations for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

### Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date,* which defers the effective date of ASU 2014-09 by one year. The updated standard will be effective for the Company for the year ending December 31, 2019. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 explicitly requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist which raise substantial doubt about an entity's ability to continue as a going concern and to provide related disclosures. ASU 2014-15 was effective for the Company for the year ended December 31, 2016. The adoption of this standard did not have a material impact on the financial statement disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, requiring an entity (lessee) that leases assets for a term exceeding a one-year period to recognize a right-of-use asset and corresponding lease liability on the balance sheet. ASU 2016-02 will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under the legacy lease accounting guidance. ASU 2016-02 introduces limited changes to the lessor accounting model, none of which rise to the same level of significance as the changes made to the lessee accounting model. ASU 2016-02 also requires entities to disclose in the footnotes to their financial statements information about the amount, timing and uncertainty for the payments they make for lease agreements. ASU 2016-02 will be effective for the Company for the year ending December 31, 2020. The Company is currently evaluating the effect that the new standard will have on its financial statements and related disclosures.

**STRAUS CAPITAL, LLC**

NOTES TO FINANCIAL STATEMENTS

---

### A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Subsequent Events**

Management has evaluated subsequent events that occurred after the statement of financial condition date and through February 20, 2017, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

### B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016, the Company had net capital of $373,722, which exceeded its requirements of $5,000 by $368,722.

### C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Six investment fund manager groups account for all of the Company's commission revenues.

### D. LEASE COMMITMENT

The Company leases its office space under an operating lease. Rental expense for the year ended December 31, 2016, was $6,175.

Future minimum lease payments under the lease are as follows:

| Years ending December 31, | |
|---|---|
| 2017 | $ 6,328 |
| 2018 | 6,328 |
| 2019 | 6,328 |
| 2020 | 6,328 |
| 2021 | 5,274 |
| Total | $ 30,586 |

SUPPLEMENTARY INFORMATION

## STRAUS CAPITAL, LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO
## UNIFORM NET CAPITAL RULE 15c3-1

### AS OF DECEMBER 31, 2016

| | | |
|---|---:|---:|
| CREDITS | | |
| Members' equity | | $ 618,106 |
| | | |
| DEBITS | | |
| Accounts receivable, net of commission payable | $ 239,956 | |
| FINRA daily account | 1,726 | |
| Prepaid expenses | 2,702 | |
| TOTAL DEBITS | | 244,384 |
| NET CAPITAL | | 373,722 |
| Minimum net capital requirement | | 5,000 |
| EXCESS NET CAPITAL | | $ 368,722 |
| | | |
| AGGREGATE INDEBTEDNESS | | |
| Accrued expenses and other liabilities | | $ 44,303 |

Ratio of aggregate indebtedness to net capital  .12 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) of RULE 17a-5

There are no material differences between the above computation and
the computation included in the Company's corresponding unaudited
Form X-17A-5 Part IIA filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

The Company claims an exemption from SEC Rule 15c3-3 under the
(k)(2)(i) provision, and therefore, no computation for determination
of reserve requirements was necessary.

# EXEMPTION REPORTS



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5(d)(4), in which *(a)* Straus Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions"), and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Mercadien, P.C.*
*Certified Public Accountants*

February 20, 2017

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REGISTERED WITH THE PCAOB

# STRAUS CAPITAL, LLC

## EXEMPTION REPORT PURSANT TO RULE 17a-5(d)(4)

## FOR THE YEAR ENDED DECEMBER 31, 2016

---

Straus Capital, LLC (the "Company") claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(i).

The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(i) throughout their most recent fiscal year ended December 31, 2016.

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _James A. Straus_

Title: _2/20/17 President and CEO_

Date: _2/20/17_

# STRAUS CAPITAL, LLC

## Table of Contents



# MERCADIEN, P.C.
Certified Public Accountants

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES**

To the Members of
Straus Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries as reflected in the Company's QuickBooks general ledger and as vouched to the underlying bank statement, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016. We noted differences pertaining to audit adjustments. The net effect of the audit adjustments on the assessment balance due is $141.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences. There were no overpayments applied on the Form SIPC-7.

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REGISTERED WITH THE PCAOB

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES (CONTINUED)

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

*Mercadien, P.C.*
*Certified Public Accountants*

February 20, 2017

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no, and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14'14*******'1470**********************MIXED AADC 220
68973   FINRA   DEC
STRAUS CAPITAL LLC
50 PRINCETON HIGHTSTOWN RD STE J
PRINCETON JUNCTION NJ 08550-1107
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_STUART APPELSON 609-933-3012_

2. A.  General Assessment (item 2e from page 2)  $ _2,787_

   B.  Less payment made with SIPC-6 filed (exclude interest)  ( _1,151_ )

   _7 / 29 / 2016_
   Date Paid

   C.  Less prior overpayment applied  ( _____ )

   D.  Assessment balance due or (overpayment)  _1,636_

   E.  Interest computed on late payment (see instruction E) for _____ days at 20% per annum  _____

   F.  Total assessment balance and interest due (or overpayment carried forward)  $ _1,636_

   G.  PAYMENT: √ the box
       Check mailed to P.O. Box ☑ Funds Wired ☐
       Total (must be same as F above)  $ _1,636_

   H.  Overpayment carried forward  $( _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the _9th_ day of _February_, 20_17_.

_STRAUS CAPITAL LLC_
(Name of Corporation, Partnership or other organization)

_James H. Straus_
(Authorized Signature)

_President and CEO_
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: _____ _____ _____
       Postmarked    Received    Reviewed

Calculations _____          Documentation _____          Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

STRAUS CAPITAL, LLC

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ 1,114,798

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income.          $ _____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960).     $ _____

Enter the greater of line (i) or (ii)

Total deductions                                                    0

2d. SIPC Net Operating Revenues                                 $ 1,114,798

2e. General Assessment @ .0025                                  $ 2,787

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND
EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2016

# STRAUS CAPITAL, LLC

## TABLE OF CONTENTS